[GRAPHIC OMITTED]  [GRAPHIC OMITTED]                  THIRD QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA  V6C 2W2                   E-MAIL:  shareholder@namtai.com
TEL: (604) 669-7800  FAX:  (604) 669-7816                   WEB:  www.namtai.com
TOLL FREE TEL/FAX:  1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
         Q3 Sales Up 48.1%, Operating Income Up 29.4%, EPS $0.44 Up 120%

VANCOUVER CANADA - October 29, 2004 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) is pleased to announce its unaudited results for the third quarter ended September 30, 2004.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

----------------------------------------------------------------------------------------------------------------------
                                                    Quarterly Results                    Nine Months Results
----------------------------------------------------------------------------------------------------------------------
                                              3Q 2004      3Q 2003       YoY(%)      9M 2004     9M 2003       YoY(%)
----------------------------------------------------------------------------------------------------------------------
Net sales                                     137,986       93,157         48.1      381,085     297,852         27.9
----------------------------------------------------------------------------------------------------------------------
Gross Profit                                   20,519       15,548         32.0       57,090      49,015         16.5
----------------------------------------------------------------------------------------------------------------------
                              % of sales        14.9%        16.7%                     15.0%       16.5%
----------------------------------------------------------------------------------------------------------------------
Income from operations                         12,752        9,854         29.4       33,098      29,622         11.7
----------------------------------------------------------------------------------------------------------------------
                              % of sales         9.2%        10.6%                      8.7%        9.9%
----------------------------------------------------------------------------------------------------------------------
                  per share (diluted)(a)        $0.30        $0.24         25.0        $0.78       $0.73          6.8
----------------------------------------------------------------------------------------------------------------------
Net income(b)                                  18,936        8,392        125.7      109,350      30,096        263.3
----------------------------------------------------------------------------------------------------------------------
                              % of sales        13.7%         9.0%                     28.7%       10.1%
----------------------------------------------------------------------------------------------------------------------
Basic earnings per share(a)                     $0.44        $0.21        109.5        $2.58       $0.75        244.0
----------------------------------------------------------------------------------------------------------------------
Diluted earning per share(a) & (b)              $0.44        $0.20        120.0        $2.57       $0.74        247.3
----------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
('000)
     Basic(a)                                  42,982       40,300          -         42,440      40,121          -
     Diluted(b)                                43 019       41,019          -         42,486      40,699          -
----------------------------------------------------------------------------------------------------------------------

Notes:

(a) All share and earnings per share data have been adjusted for the 10 for 1 stock dividend effective November 7, 2003.

(b) After adjusting for the following one time items, pro-forma Net Income would have been $10.2 million, and Pro-forma Earnings per Share (diluted) would have been $0.24, after adjusting for the following:

                                                                                    ---------------------------------------
                                                                                    (USD Million)       (EPS Diluted USD)
                                                                                    -------------        -----------------
     GAAP based Net Income                                                                       18.9                0.44
     Less: One time items:
     -   Dividend income from TCL Communication                                     (15.9)              (0.37)
     -   Loss on impairment of the value of our investment in Alpha Star            6.6                 0.15
         Investment Limited
     -   Additional tax provision for $0.6 million(c)                               0.6                 0.02
                                                              Total One Time Items               (8.7)              (0.20)
                                                                                    ---------------------------------------
     Pro-forma Net Income                                                                         10.2                0.24
                                                                                    ---------------------------------------

(c) The effective tax rate of the Company increased by l% as a result of the recent enforcement of certain tax regulations by the PRC Government that has reduced the tax incentive in relation to the Company's Profit Re-investment Program. As a consequence, an additional tax provision of $0.6 million was made in the third quarter of 2004 to cover the difference from January 1, 2003 to the end of the second quarter of 2004.

For the third quarter ended September 30, 2004, Nam Tai's sales was $138.0 million, or 48.1% above the same quarter in 2003. Sales were driven mainly by CMOS image sensor modules for cellular phones with built in camera function, flexible printed circuit board sub-assemblies, LCD panels, BluetoothTM cellular phone headsets, and optical and audio accessories for P1ayStation(R)2.

Income from operations grew 29.4%, to $12.8 million as compared to the same quarter last year.

As at September 30, 2004, Nam Tai had approximately $135.0 million cash on hand after payment of previous three quarters' dividend of $14.3 million and capital expenditure of $31.3 million. In addition, the Company had marketable securities of $64.1 million. This is equivalent to $4.66 per share, made up of $3.16 per share in cash and $1.50 per share in marketable securities, based on 42,664,536 shares outstanding.

Commenting on the third quarter results, Nam Tai's Chairman, Mr. Tadao Murakami said, "Like many businesses, we are facing increasing pressure from rising oil and higher raw material prices, as well as changes to applicable PRC tax rules. This has squeezed our gross profit margin to 14.9%. However, I am pleased to see that this has been more than offset by our strong sales growth, which surged by over 48% when compared to the same quarter last year, achieving the upper expectation of our Company Outlook, as set out in our second quarter results announcement. Our continuing sales growth has contributed to the 29% growth in our operating income. Net Income surged a remarkable 125%, partly as a consequence of certain one time other income items, and our Diluted Earnings per Share of $0.44 was higher than expected. The growth in operating income shows that our management's strategy of expansion and diversification in product mix continues to be successful, allowing our business to grow even under challenging market conditions. Our gross margins continue to be among the best in the industry."

Mr. Murakami added, "Nam Tai has posted year-over-year sales growth with profit, and we remain well on track towards exceeding our long-term target growth rate of 22% per annum. In addition to increasing our business with established Japanese and European customers, we have also succeeded in gaining new customers in North America, further demonstrating our ability to compete in the global market place."

"We are aware of the uncertainties in the market, such as the shortage of skilled labor in the PRC, the likelihood of RMB revaluation, and power supply shortages. The Company reviews these, and many other issues on a regular basis, and takes appropriate steps to safeguard itself and to mitigate the impact on our revenue. For example, our comparatively good wages and staff benefits has meant that we continue to enjoy low staff turnover. We have marketable securities denominated in RMB to help cushion the effect of a RMB revaluation, and our in-house treasury closely monitors foreign currency exposures. Our factories have their own electricity generating capability to ensure minimum risk to a disruption in the grid supply."

"Despite our continuous sales growth, we continue to monitor our expenses, working to keep increases at reasonable levels relative to sales. Most importantly, Nam Tai continues to expand and strengthen its management team to support its long term growth strategy."

Company Outlook
---------------

Due to the uncertainty over rising oil and raw material prices, it is difficult to give an accurate projection of the Company's earnings per share in the coming quarter. Nevertheless, the Company is pleased to provide its business projection for the fourth quarter of 2004, based on current market conditions and the current order situation.

(In millions of US Dollars, except for earnings per share)
--------------------------------------------------------------------------------
                              4Q 2004       4Q 2003      4Q 2004      3Q 2004
                            (Estimated)     (Actual)        vs       (Actual)
                                                         4Q 2003
--------------------------------------------------------------------------------
Sales                       130 to 135        108       20% to 25%      138
--------------------------------------------------------------------------------
Pro Forma Earnings per    $0.21 to $0.23     $0.21      Up to 10%      $0.24
Share (diluted)#
--------------------------------------------------------------------------------
#Note: Diluted Earnings per share includes tax expenses and the minority interest of 25% in NTEEP and approximately 12% in J/C and 20% in Namtek Software Development Company Limited



FACTORY UPDATE

Construction of our new factory in Baoan, PRC is slightly ahead of schedule, and is expected to be completed before the end of December 2004. Installation of machinery will take place over the historically quieter Chinese New Year period, and the factory is expected to be operational on or around April 1, 2005. After completion of the new factory, production area will be increased at our Baoan facilities from approximately 253,000 square feet to 488,000 square feet.

Nam Tai subsidiary, JIC commenced its factory relocation to Baoan, PRC in September. JIC is taking the relocation opportunity to upgrade its two twisted nematic ("TN") production lines to super twisted nematic ("STN") production lines. The relocation exercise will be complete and the factory fully operational by January 2005. Production area will increase from 152,000 square feet to 416,000 square feet.

We expect these new factories will meet our capacity expansion requirements for the next two and a half to three years. In the meantime, we are also considering other locations in anticipation of our capacity expansion needs beyond 2007.


UPDATE ON STRATEGIC INVESTMENTS

TCL
---

For TCL Communication Technology Holdings Limited ("TCL Com."), the market value of our investment based on the closing share price as at September 30, 2004 was $35.9 million, compared to our original cost basis of $79.5 million. For TCL Corporation ("TCL Corp."), the Company has accepted the recommendation of an independent financial adviser and valued the shares at a 48.6% discount to the market price. Accordingly, the value of our investment in TCL Corp. was discounted and included in our balance sheet as $28.2 million, compared to its original cost of $12.0 million.

Pursuant to US GAAP, there will be no impact on Nam Tai's income statement until the TCL shares are sold. However, shareholders equity will fluctuate each quarter based on the closing market prices of TCL Com. and TCL Corp. Nam Tai remains optimistic towards the future prospects of TCL Com. and TCL Corp., and believes that the current share price of both TCL Com. and TCL Corp. is not a clear reflection of their true value. It is Nam Tai's intention to maintain our holding in TCL Com. and TCL Corp. until such time that the sale of the shares will bring about an appropriate investment return for our shareholders.

Stepmind
--------

Nam Tai has disposed of its entire interest in Stepmind to Remote Reward SAS, one of the shareholders of Stepmind at the original subscription price for those shares. In this connection, Nam Tai was not required to recognize any possible impairment loss on the Company's investment in Stepmind in its third quarter results, as mentioned in the Second Quarter Results Announcement.

Alpha Star Update
-----------------

In light of the competitive handset market in the PRC, the Company previously announced that it was considering whether it would be prudent to make an impairment on its $10 million investment in Alpha Star. As a consequence, an impairment has been made, with a write down to fair value of approximately US$3 million as at September 2004, based on the advice of an external valuer.




Supplementary Information (Unaudited) for the Third Quarter of 2004
-------------------------------------------------------------------

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)

    -----------------------------------------------------------------------------------------------------------------
    Quarter                 2004                  2003                          YoY(%)                YoY(%)
                                                                             (Quarterly)            (Quarterly
                                                                                                   accumulated)
    -----------------------------------------------------------------------------------------------------------------
    1st Quarter                           95,435                 87,981                  8.5%                   8.5%
    -----------------------------------------------------------------------------------------------------------------
    2nd Quarter                          147,664                116,714                 26.5%                  18.8%
    -----------------------------------------------------------------------------------------------------------------
    3rd Quarter                          137,986                 93,157                 48.1%                  27.9%
    -----------------------------------------------------------------------------------------------------------------
    4th Quarter                                                 108,454
    -----------------------------------------------------------------------------------------------------------------
    Total*                               381,085                406,306
    -----------------------------------------------------------------------------------------------------------------

     *Total sales for 2004 only relates to nine months sales, whereas total sales for 2003 is for full twelve months sales


2.   Net Sales Breakdown by Product Segment

    -----------------------------------------------------------------------------------------------------------------
                                                                   2004                            2003
    -----------------------------------------------------------------------------------------------------------------
    Segment                                                 3Q             YTD              3Q             YTD
                                                            (%)            (%)             (%)             (%)
    -----------------------------------------------------------------------------------------------------------------
    Consumer Electronics and Communication                    34%            32%             26%             32%
    Products (a)
    -----------------------------------------------------------------------------------------------------------------
    Telecom. Components Assembly:
       -  Telecom. Components Assembly (b)                    55%            57%             63%             57%
       -  Software Development Services (c)                    1%             1%              1%              1%
    -----------------------------------------------------------------------------------------------------------------
    Parts & Components:
       -  LCD Panels (d)                                      10%            10%             10%              8%
       -  Transformers (e)                                     0%            00%              0%              2%
    -----------------------------------------------------------------------------------------------------------------
                                                             100%           100%            100%            100%
    -----------------------------------------------------------------------------------------------------------------

    Note:
    (a) Represents the sales of Nam Tai Electronic & Electrical ProductsLtd.
    (b) Represents the sales of Nam Tai Telecom(Cayman) Co., Ltd.
    (c) Represents the sales of Namtek Software Development Company Limited
    (d) Represents the sales of JIC
    (e) In June 2003, we sold our transformers operation to a third party.

3. Key Highlight of Financial Position

   ---------------------------------------------------------------------------------------------------------------------
                                                                  (unaudited)                          (audited)
                                                               As at September 30                  As at December 31
   ---------------------------------------------------------------------------------------------------------------------
                                                          2004                    2003                    2003
   ---------------------------------------------------------------------------------------------------------------------
   Cash on Hand                                      $135.0 million          $85.5 million           $61.8 million
   ---------------------------------------------------------------------------------------------------------------------
   Marketable Securities                             $64.1 million                 -                       -
   ---------------------------------------------------------------------------------------------------------------------
   Cash/Current Liabilities                               1.61                    1.21                    0.83
   ---------------------------------------------------------------------------------------------------------------------
   Current Ratio                                          3.70                    2.57                    2.25
   ---------------------------------------------------------------------------------------------------------------------
   Total Assets/Total Liabilities                         4.91                    4.21                    3.88
   ---------------------------------------------------------------------------------------------------------------------
   Debtors Turnover                                     54 days                 61 days                 58 days
   ---------------------------------------------------------------------------------------------------------------------
   Inventory Turnover                                   15 times                17 times                13 times
   ---------------------------------------------------------------------------------------------------------------------
   Average Payable Period                               49 days                 60 days                 60 days
   ---------------------------------------------------------------------------------------------------------------------

Debtor's turnover was improved from 86 days in the second quarter of 2004 to 54 days in the third quarter of 2004. Inventory turnover was improved from 11 times in the second quarter of 2004 to 15 times in the third quarter of 2004.

Third Quarter Results Analyst Conference Call
---------------------------------------------

The Company will hold a conference call on Monday, November 1, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends
---------

The record date for the fourth quarter dividend of $0.12 per share will be December 31, 2004 and the payment date is expected to be around January 21, 2005.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensor modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC") and their Third Quarter Results were announced today after the close of market in Hong Kong. Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and (diluted) earnings per share for the fourth quarter of 2004, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the fourth quarter of 2004, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(In Thousands of US Dollars except share data)

                                                            Note         Unaudited                 Unaudited
                                                                     Three months ended        Nine months ended
                                                                        September 30              September 30
                                                                     2004         2003         2004             2003
---------------------------------------------------------------------------------------------------------------------

Net sales - related parties                                       $    9,592   $    2,174   $   28,921   $   13,939
Net sales - third parties                                            128,394       90,983      352,164      283,913
                                                                  ---------------------------------------------------
Total net sales                                                      137,986       93,157      381,085      297,852
Cost of sales                                                        117,467       77,609      323,995      248,837
                                                                  ---------------------------------------------------

Gross profit                                                          20,519       15,548       57,090       49,015

Costs and expenses
   Selling, general and administrative expenses                        6,453        4,657       20,379       16,618
   Research and development expenses                                   1,314        1,037        3,613        2,775
                                                                  ---------------------------------------------------
                                                                       7,767        5,694       23,992       19,393

                                                                  ---------------------------------------------------
Income from operations                                                12,752        9,854       33,098       29,622

Interest income                                                          339          161          587          553
Other income (loss)-net                                               15,809       (1,001)      88,772         (152)
Equity in income of an affiliated company                             (6,932)          76       (6,806)         288
                                                                  ---------------------------------------------------

Income before income taxes and minority interests                     21,968        9,090      115,651       30,311
Income tax expense                                                    (1,130)        (470)      (1,719)      (1,329)
                                                                  ---------------------------------------------------
Income before minority interests                                      20,838        8,620      113,932       28,982
Minority interests                                                    (1,902)        (228)      (4,582)        (865)
                                                                  ---------------------------------------------------
Income after minority interests                                       18,936        8,392      109,350       28,117
Discontinued operation                                                     -            -            -        1,979
                                                                  ---------------------------------------------------
Net income                                                        $   18,936   $    8,392   $  109,350   $   30,096
                                                                  ===================================================
Net income per share
   Basic                                                     (1)  $     0.44   $     0.21   $     2.58   $     0.75
                                                                  ===================================================
   Diluted                                                   (1)  $     0.44   $     0.20   $     2.57   $     0.74
                                                                  ===================================================

Weighted average number of shares ('000')
   Basic                                                     (1)      42,982       40,300       42,440       40,121
   Diluted                                                   (1)      43,019       41,019       42,486       40,699


   Note:
   (1) All share and earnings per share data have been adjusted to give effect to the 10 for 1 stock dividend effective November 7, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

(In Thousands of US Dollars)                                                            Unaudited         Audited
                                                                                      September 30,    December 31,
                                                                                          2004             2003
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                         $     135,014    $      61,827
   Marketable securities                                                                    64,088                -
   Accounts receivable, net                                                                 73,831           62,090
   Amount due from a related party                                                                            2,707
   Inventories                                                                              28,249           27,032
   Prepaid expenses and other receivables                                                    2,443            9,799
   Income taxes recoverable                                                                  6,776            4,922
                                                                                     ---------------------------------
         Total current assets                                                              310,401          168,377

Investment in an affiliated company                                                          3,049            9,855

Investments, at cost                                                                           385           16,366

Property, plant and equipment, at cost                                                     147,991          127,930
Less: accumulated depreciation and amortization                                            (59,335)         (50,283)
                                                                                     ---------------------------------
                                                                                            88,656           77,647
Deposit for fixed assets                                                                    10,437            3,327
Intangible assets                                                                           19,831           20,688
Other assets                                                                                 1,435            1,435
                                                                                     ---------------------------------
         Total assets                                                                $     434,194    $     297,695
                                                                                     =================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                     $       3,738    $       1,879
   Long term bank loan - current portion                                                     2,425            1,125
   Accounts payable                                                                         56,526           55,674
   Accrued expenses and other payables                                                      14,698           13,633
   Amount due to a related party                                                               288                -
   Dividend payable                                                                          5,120            2,062
   Income taxes payable                                                                      1,194              530
                                                                                     ---------------------------------
         Total current liabilities                                                          83,989           74,903

Long-term bank loan - non-current portion                                                    4,419            1,688
Deferred income taxes                                                                           78               78
                                                                                     ---------------------------------
         Total liabilities                                                                  88,486           76,669

Minority interests                                                                          31,080            3,908

Shareholders' equity.
   Common shares                                                                               426              412
   Additional paid-in capital                                                              241,756          206,845
   Retained earnings                                                                       103,909            9,863
   Accumulated other comprehensive income (loss) (Note 1)                                  (31,463)              (2)
                                                                                     ---------------------------------
         Total shareholders' equity                                                        314,628          217,118

         Total liabilities and shareholders' equity                                  $     434,194    $     297,695
                                                                                     =================================

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003







   Depreciation and amortization of property, plant and equipment
   Amortization of intangible assets
   Net (gain) loss on disposal of property, plant and equipment
   Gain on disposal or a subsidiary net of minority interests
   (Gain) loss on partial disposal of subsidiaries                                                       (71,071)
   Loss on disposal of long term investment                                       67             -            67
   Loss on disposal of convertible notes                                                       102                        102
   Compensation cost on partial disposal of a subsidiary                                                       -          509
   Equity in loss (income) of an affiliated company                            6,932           (77)        6,806         (289)
   Dividend income                                                           (15,913)                    (15,913)
   Minority interests                                                          1,902           228         4,582          865
   Deferred income taxes                                                                                       -          (25)
Changes in current assets and liabilities, net of effects of acquisition and disposal:
   (Increase) Decrease in accounts receivable                                 33,565        (2,829)      (11,741)     (13,369)
   (Increase) Decrease in amount due from a related party                      1,685         3,309         2,707       (2,074)
   (Increase) Decrease in inventories                                         10,362         1,338        (1,217)      (1,473)
   (Increase) Decrease in prepaid expenses and other receivables                 696           450         2,076       (2,565)
   Increase in income taxes recoverable                                         (532)       (1,000)       (1,854)      (3,436)
   Increase (Decrease) in notes payable                                       (3,432)          259         1,859          575
   Increase (Decrease) in accounts payable                                   (27,253)        3,023           852       16,801
   Increase (Decrease) in accrued expenses and other payables                   (699)       (2,506)        1,065       (2,128)
   Increase (Decrease) in amount due to a related party                          288             -           288            -
   Increase in income taxes payable                                              375           376           664        1,204
                                                                           ------------------------------------------------------
         Total adjustments                                                    11,567         5,910       (70,602)       1,827
                                                                           ------------------------------------------------------
Net cash provided by operating activities                                  $  30,503     $  14,302     $  38,748    $  31,923
                                                                           ------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                                     $             $      -      $(25,084)      $ (384)
   Purchase of property, plant and equipment                                (11,350)       (2,170)      (24,215)     (12,227)
   Deposit for purchase of property, plant & equipment                       (3,548)         (457)       (7,110)      (1,238)
   Proceeds from disposal of property, plant and equipment                       38            15         3,048        2,593
   Proceeds from disposal of long term investment                             5,224                       5,224
   Proceeds from disposal of a subsidiary                                         -
   Proceeds from partial disposal of subsidiaries                                                        92,767
   Proceeds from disposal of convertible notes                                    -         5,026             -
   Acquisition of an affiliated company
Net cash provided by (used in) investing activities                          ( ,636)                        ,6     (        )
                                                                           ------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                                    $  (6,629)    $  (2,079)    $ (14,294)   $  (5,901)
   Repayment of bank loans                                                   (4,206)         (281)       (4,769)     (13,703)
   Proceeds from bank loans                                                   3,600             -         8,800            -
   Proceeds from shares issued on exercise of options and warrants                -         1,536            72        4,120
                                                                           ------------------------------------------------------
Net cash used in financing activities                                     $  (7,235)    $    (824)    $ (10,191)   $ (15,484)
                                                                           ------------------------------------------------------

Net increase in cash and cash equivalents                                    13,632        15,892        73,187        3,048
                                                                           ------------------------------------------------------
Cash and cash equivalents at beginning of period                            121,382        69,633        61,827       82,477
                                                                           ------------------------------------------------------
Cash and cash equivalents at end of period                                $ 135,014     $  85,525     $ 135,014    $  85,525
                                                                          =======================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized loss on marketable securities. The comprehensive income of the Company was $77,889 (including an unrealized loss on marketable securities of US$31,461 in relation to TCL Com. and TCL Corp.) and $30,096 for the nine months ended September 30, 2004 and September 30, 2003, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels and Transformers ("LCDP") segment.

                                                                 Unaudited                       Unaudited
                                                             Three months ended              Nine months ended
                                                                September 30                    September 30
                                                            2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
NET SALES:
   - CECP                                              $     46,601    $     24,855    $    121,395    $     94,884
   - TCA                                                     77,608          58,994         222,201         172,024
   - LCDP                                                    13,777           9,308          37,489          30,944
                                                       ---------------------------------------------------------------

         Total net sales                               $    137,986    $     93,157    $    381,085    $    297,852
                                                       ===============================================================

NET INCOME:
   - CECP                                              $      4,695    $      4,340    $     14,326    $     16,206
   - TCA                                                     13,121           2,930          92,569          11,058
   - LCDP                                                     1,120           1,122           2,455           2,832
                                                       ---------------------------------------------------------------

         Total net income                              $     18,936    $      8,392    $    109,350    $     30,096
                                                       ===============================================================

                                                                                         Unaudited        Audited
                                                                                         Sept. 30,        Dec. 31,
                                                                                           2004             2003
----------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                                                              $    132,181    $     85,799
   - TCA                                                                                    246,265         162,366
   - LCDP                                                                                    55,748          49,530
                                                                                       -------------------------------

         Total assets                                                                  $    434,194    $    297,695
                                                                                       ===============================

3. The following is a summary of the net sales, net income and long-lived assets by geographical area. Geographical area is determined by the place of delivery, as requested by the customer, and does not necessarily represent the geographical location of our customers, or the ultimate destination of products:

                                                                 Unaudited                       Unaudited
                                                             Three months ended              Nine months ended
                                                                September 30                    September 30
                                                            2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
        Unaffiliated customers                         $     13,777    $     76,939    $     37,489    $    268,167
        Related party                                             -           2,166               -          13,931
        Inter-companies sales                                   204               1             450             390

   - PRC, excluding Hong Kong:
        Unaffiliated customers                              114,617          14,044         314,675          15,746
        Related party                                         9,592               8          28,921               8
        Inter-companies sales                                                69,027           4,393         244,254

   - Inter-companies eliminations                              (204)        (69,028)         (4,843)       (244,644)
                                                       ---------------------------------------------------------------

        Total net sales                                $    137,986    $     93,157    $    381,085    $    297,852
                                                       ===============================================================

NET INCOME WITHIN:
   - PRC, excluding Hong Kong and Macao                $      9,584    $      9,190    $     25,982    $     27,233
   - Macao                                                    4,932               -          10,619               -
   - Hong Kong                                                4,420            (798)         72,749           2,863
                                                       ---------------------------------------------------------------

        Total net income                               $     18,936    $      8,392    $    109,350    $     30,096
                                                       ===============================================================


                                                                                         Unaudited        Audited
                                                                                         Sept. 30,        Dec. 31,
                                                                                            2004            2003
----------------------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong and Macao                                                $     73,935    $     59,399
   - Macao                                                                                      145             180
   - Hong Kong                                                                               14,576          18,068
                                                                                       -------------------------------

        Total long-lived assets                                                        $     88,656    $     77,647
                                                                                       ===============================
